

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

January 31, 2011

Chu Pi Yin
Chief Financial Officer
Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1,
Luchu, Taoyuan County
Taiwan

> **Re: Omphalos, Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2010**
> **File No. 001-14053**

Dear Ms. Yin:

We have reviewed your response letter dated January 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Overview of Business, page 4

1.   We note your response to prior comment 1. Please confirm that you will revise future filings to include the substance of your response to comment 5 of our letter dated November 30, 2010.

Item 5. Market for Common Equity . . . , page 12

2.   We note your response to prior comment 3 that you have paid dividends on your common stock in the past. We also note your disclosure of dividend distributions in 2008 on page 30. Please ensure that your future filings state the frequency and amount of any cash dividends declared on your common equity for the two most recent fiscal years. See Regulation S-K Item 201(c).

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Exhibit 32.2

3.   Please refer to prior comment 5. We note your response to our comment that you will file an amendment to your Form 10-Q for the fiscal quarter ended June 30, 2010. Please note we will review this amendment when filed.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3157 with any other questions.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief